
10016242


FOSTER'S
GROUP

ASX RELEASE

SUPPL

The following release was made to the Australian Securities Exchange Limited today:

"CUB and Asahi extend Australian Partnership"

Released: 16 August 2010

Pages: 2

(including this page)

FILE NO: 082-01711

Fosters Brewing

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FOSTER'S GROUP

77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com


FOSTER'S
GROUP

16 August 2010

CUB AND ASAHI EXTEND AUSTRALIAN PARTNERSHIP

Carlton & United Breweries and Asahi Breweries Ltd, brewer of Japan's leading exported beer, Asahi Super Dry, today extended a long term exclusive license to sell and market Asahi Super Dry in Australia.

"We have a longstanding relationship with Carlton & United Breweries and we're delighted it is set to continue", said, Asahi Breweries Ltd President & Chief Operating Officer Mr Naoki Izumiya. "We are extremely pleased with Asahi Super Dry's performance in Australia and are confident Carlton & United Breweries will continue to position the brand for future growth."

Since 1992, Asahi has been amongst Australia's favourite premium imported beers. Under this new agreement, the brand is positioned for rapid growth in coming years.

"Asahi continues to be a leading brand in the Carlton & United Breweries portfolio and we're delighted to cement our partnership with Asahi," said Carlton & United Breweries Managing Director, John Pollaers. "We value this extended long term agreement and are proud to have built the Asahi brand into Australia's favourite Japanese beer."

Further information:

Media

Troy Hey
Tel: +61 3 8626 2085
Mob: +61 409 709 126

Investors

Chris Knorr
Tel: +61 3 8626 2685
Mob: +61 417 033 623


AUG 2 5 2010